Date    16 January 2001
Number  04/01

BHP SIGNS LNG LETTER OF INTENT

BHP Limited (BHP), together with other participants in the North West Shelf Venture, today announced a Letter of Intent (LOI) with Osaka Gas Co. Ltd of Japan for the sale and purchase of liquefied natural gas (LNG) from the North West Shelf (NWS) in Western Australia.

The agreement was signed by the six NWS LNG Sellers and covers the supply of one million tonnes of LNG per annum (mtpa) for a period of 30 years starting in mid 2004 conditional on negotiation of a complete sales and purchase agreement that the parties aim to finalise by the end of March 2001.

President BHP Petroleum Philip Aiken said the agreement with Osaka Gas, an existing customer of the NWS LNG Sellers, represented a further important step in the finalisation of the planned $2.4 billion expansion of the North West Shelf LNG Project covering liquefaction facilities and a 42 inch trunkline.

"The NWS is a key component in BHP's gas strategy and expansion of the existing production facilities will realise further shareholder value from the large gas resource," he said.

The LOI with Osaka Gas follows the signing in September 2000 of LOIs between the NWS LNG Sellers and Tokyo Gas Co. Ltd and Toho Gas Co. Ltd of Japan for the supply of LNG for a period of 25 years, starting in 2004 and building to a volume of one mtpa of LNG by 2006.

It is anticipated that further LOIs will be signed with several other customers in the coming months and that approval for a final investment decision for a fourth LNG train with a capacity of up to 4.2 million tonnes per annum will be sought in the first part of calendar year 2001.

BHP's equity in the North West Shelf Project is 16.67 percent. The other participants are Woodside Energy Ltd (operator - 16.67 percent); BP Developments Australia Pty Ltd (16.67 percent); Chevron Australia Pty Ltd (16.67 percent); Japan Australia LNG (MIMI) Pty Ltd (16.67 percent); and Shell Development (Australia) Proprietary Limited (16.67 percent).

Further information can be found on our Internet site: http://www.bhp.com

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Tel: 1 713  961 8625